Exhibit 2(c)

DESCRIPTION OF SECURITIES

Common Stock

We summarize below the material provisions of our Articles of Incorporation, our share handling regulations and the Companies Act as they relate to a type of joint stock company known as kabushiki kaisha, within which we fall. Because it is a summary, this discussion should be read together with our Articles of Incorporation and share handling regulations, each attached as an exhibit to our annual report on Form 20-F.

General

A joint stock company is a legal entity incorporated under the Companies Act. The investment and rights of the shareholders of a joint stock company are represented by shares of stock in the company and shareholders’ liability is limited to the amount of the subscription for the shares. Our authorized common share capital is comprised of 33,000,000,000 shares of common stock with no par value.

We may issue shares from our authorized but unissued share capital following a resolution to that effect by our board of directors. An increase in our authorized share capital is only possible by amendment of our Articles of Incorporation, which generally requires shareholders’ special approval.

In order to assert shareholder rights against us, a shareholder must have its name and address registered on our register of shareholders in accordance with the Companies Act and our share handling regulations. The registered holder of deposited shares underlying the ADSs is the depositary for the ADSs, or its nominee. Accordingly, holders of ADSs will not be able to assert shareholder rights other than as provided in the agreement among us, the depositary and the holders of the ADSs.

Under the Act on Book-Entry Transfer of Company Bonds, Shares, etc., the shares of all Japanese companies listed on any Japanese stock exchange, including our shares, are traded without share certificates through entry in the books maintained under a central clearing system.

Dividends

Dividends are distributed in proportion to the number of shares owned by each shareholder on the record date for the dividend. Dividends for each financial period may be distributed following shareholders’ approval at a general meeting of shareholders.

Payment of dividends on common stock is subject to the preferential dividend rights of holders of preferred stock.

Under the Banking Law and our Articles of Incorporation, our financial accounts are closed on March 31 of each year, and dividends, if any, are paid to shareholders of record as of March 31 following shareholders’ approval at a general meeting of shareholders. In addition to year-end dividends, our board of directors may by resolution declare an interim cash dividend to shareholders of record as of September 30 of each year. Under the Companies Act, distribution of dividends will take the form of distribution of surplus (as defined below). We will be permitted to make distributions of surplus to our shareholders any number of times per fiscal year pursuant to resolutions of our general meetings of shareholders, subject to certain limitations described below. Distributions of surplus are in principle required to be authorized by a resolution of a general meeting of shareholders. Distributions of surplus would, however, be permitted to be made pursuant to a resolution of our board of directors if:

(a)	our Articles of Incorporation so provide (our Articles of Incorporation currently contain no such provisions);

(b)	the normal term of office of our directors is one year; and

(c)	certain conditions concerning our non-consolidated annual financial statements and certain documents for the latest fiscal year as required by an ordinance of the Ministry of Justice are satisfied.

In an exception to the above rule, even if the requirements described in (a) through (c) are not met, we are permitted to make distributions of surplus in cash to our shareholders by resolutions of the board of directors once per fiscal year as mentioned above concerning interim cash dividend.

Under the Companies Act, distributions of surplus may be made in cash or in kind in proportion to the number of shares of common stock held by each shareholder. A resolution of a general meeting of shareholders or our board of directors authorizing a distribution of surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders or (as the case may be) our board of directors, grant to our shareholders the right to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders. See “Common Stock—Voting Rights” below.

Under the Companies Act, we may make distributions of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the distributable amount (as defined below) as of the effective date of such distributions of surplus. The amount of surplus (the “surplus”) at any given time shall be the amount of our assets and the book value of our treasury stock after subtracting the amounts of items (1) through (5) below as they appear on our non-consolidated balance sheet as of the end of our last fiscal year, and after reflecting the changes in our surplus after the end of our last fiscal year, by adding the amounts of items (6), (7) and (8) below and/or subtracting the amounts of items (9), (10) and (11) below:

(1)	our liabilities;

(2)	our stated capital;

(3)	our additional paid-in capital;

(4)	our accumulated legal reserve;

(5)	other amounts as are set out in an ordinance of the Ministry of Justice;

(6)	(if we transferred our treasury stock after the end of the last fiscal year) the transfer price of our treasury stock after subtracting the book value thereof;

(7)	(if we decreased our stated capital after the end of the last fiscal year) the amount of decrease in our stated capital (excluding the amount transferred to additional paid-in capital or legal reserve);

(8)	(if we decreased our additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of decrease in our additional paid-in capital or legal reserve (excluding the amount transferred to stated capital);

(9)	(if we cancelled our treasury stock after the end of the last fiscal year) the book value of the cancelled treasury stock;

(10)	(if we distributed surplus to shareholders after the end of the last fiscal year) the amount of the assets distributed to shareholders by way of such distribution of surplus; and

(11)	other amounts as are set out in an ordinance of the Ministry of Justice.

A distributable amount (the “distributable amount”) at any given time shall be the aggregate amount of (a) the surplus, (b) the amount of profit as recorded for the period after the end of our last fiscal year until the date of an extraordinary settlement of account (if any) as is set out in an ordinance of the Ministry of Justice and

(c) the transfer price of our treasury stock in the same period, after subtracting the amounts of the following items:

(1)	the book value of our treasury stock;

(2)	(if we transferred our treasury stock after the end of the last fiscal year) the transfer price of our treasury stock;

(3)	the losses recorded for the period after the end of our last fiscal year until the date of an extraordinary settlement of account (if any) as set out in an ordinance of the Ministry of Justice; and

(4)	other amounts as set out in an ordinance of the Ministry of Justice.

In Japan, the “ex-dividend” date and the record date for any dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally becomes ex-dividend on the second business day prior to the record date. Under our Articles of Incorporation, we are not obligated to pay any dividends which are left unclaimed for a period of five years after the date on which they first became payable.

Capital and Reserves

Under the Companies Act, we may reduce our additional paid-in capital or legal reserve (without limitation as to the amount of such reduction) generally by resolution of a general meeting of shareholders and, if so resolved in the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. We may also reduce our stated capital generally by special resolution of a general meeting of shareholders and, if so resolved in the same resolution, such reduction may account for the whole or any part of the amount of such reduction as additional paid-in capital or legal reserve. Conversely, we may reduce our surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by resolution of a general meeting of shareholders.

Stock Splits

Stock splits of our outstanding stock may be effected at any time by resolution of the board of directors. When a stock split is to be effected, we may increase the authorized share capital to cover the number of shares to be increased by the stock split by amending our Articles of Incorporation by resolution of the board of directors without approval by special resolution of the general meeting of shareholders, unless more than one class of stock is issued and outstanding. We must give public notice of the stock split, specifying a record date at least two weeks prior to the record date.

Unit Share (tan-gen kabu) System

We have adopted a unit share system, where 100 shares of either common or preferred stock shall each constitute a unit.

Under the unit share system, each unit is entitled to one voting right. A holder of less than one unit has no voting right. Our Articles of Incorporation provide that the holders of shares constituting less than a full unit will not have shareholder rights except for those specified in the Companies Act or an ordinance of the Ministry of Justice, including rights (i) to receive dividends, (ii) to receive cash or other assets in case of consolidation or split of shares, stock-for-stock exchange or stock-for-stock transfer, corporate split or merger or (iii) to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders. Shareholders may require us to purchase shares constituting less than a unit at the current market price. In addition, holders of shares constituting less than a unit may require us to sell them such number of shares, which, when combined with the number of shares already held by such holder, shall constitute a whole unit of share; provided that we will be obliged to comply with such request only when we own a sufficient number of shares to accommodate the desired sale and purchase. The board of directors may reduce the number of shares constituting a unit or cease to use the unit share system by amendments to the Articles of Incorporation without shareholders’ approval even though amendments to the Articles of Incorporation generally require a special resolution of the general meeting of shareholders.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each year in Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders who are entitled to vote at the relevant general meeting of shareholders. The record date for ordinary general meetings of our shareholders is March 31.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six consecutive months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a director at least eight weeks prior to the date of the meeting. Currently, there are no limits to the number of matters that can be proposed by an eligible shareholder. However, the number of matters to be proposed by an eligible shareholder will be limited to 10 by an amendment to the Companies Act which is expected to take effect in 2021. The number of minimum voting rights, minimum percentage and time period necessary for exercising the minority shareholder rights described above may be decreased or shortened if our Articles of Incorporation so provide. Our Articles of Incorporation currently contain no such provisions.

Voting Rights

A holder of shares of our common stock is generally entitled to one voting right for each unit of common stock held. The following shares of common stock are not entitled to voting rights even when such shares constitute a whole unit, and such shares of common stock are not considered when determining whether a quorum exists for a shareholders’ meeting:

•	treasury stock;

•	shares held by a company in which we and/or our subsidiaries own 25% or more of the total voting rights; and

•	shares issued after the record date as a result of conversion of convertible stock, exercise of stock acquisition rights, and fractional shareholders becoming a shareholder of a whole unit share.

On the other hand, holders of certain class of preferred stock shall be entitled to a voting right for each unit of preferred stock held under certain conditions provided for by relevant laws or regulations and our Articles of Incorporation, for example, when a proposal to pay the full amount of preferential dividends on any class of preferred stock in compliance with the terms of such preferred stock is not included in the agenda of the relevant shareholders meeting. See “Preferred Stock” below.

Under our Articles of Incorporation, except as otherwise provided by law or by other provisions of our Articles of Incorporation, a resolution can be adopted at a shareholders’ meeting by the holders of a majority of the voting rights represented at the meeting. The Companies Act and our Articles of Incorporation require a quorum of not less than one-third of the total number of voting rights for election of our directors.

The Companies Act and our Articles of Incorporation provide that a quorum of not less than one-third of outstanding voting rights, excluding those owned by our subsidiaries and affiliates of which we own, directly or indirectly, 25 percent or more, must be present at a shareholders’ meeting to approve specified corporate actions, such as:

•	the amendment of our Articles of Incorporation, except in some limited cases;

•	the repurchase of our own stock from a specific shareholder other than our subsidiary;

•	the consolidation of shares;

•

the offering to persons other than shareholders of stock at a specially favorable price, or of stock acquisition rights or bonds or notes with stock acquisition rights with specially favorable conditions;

•	the exemption from liability of a director or corporate auditor, with certain exceptions;

•	a reduction in stated capital with certain exceptions in which a shareholders’ resolution is not required;

•	a distribution of in-kind dividends which meets certain requirements;

•	the transfer of the whole or an important part of our business, except in some limited circumstances;

•	the acquisition of the whole business of another company, except in some limited circumstances;

•	a dissolution, merger or consolidation, except for certain types of mergers;

•	a stock-for-stock exchange (kabushiki-kokan) or stock-for-stock transfer (kabushiki-iten), except in some limited circumstances; and

•	a corporate split, except in some limited circumstances.

A special resolution representing at least two-thirds of the voting rights represented at the meeting is required to approve these actions.

Our Articles of Incorporation do not include any provision that grants shareholders cumulative voting rights at elections of directors.

Subscription Rights

Holders of our shares have no preemptive rights under our Articles of Incorporation. Under the Companies Act, however, our board of directors may determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, these subscription rights must be given on uniform terms to all shareholders, and if a specified record date is set, it must be announced in a public notice at least two weeks prior to the record date. A notification to each individual shareholder must also be given at least two weeks prior to the subscription date.

Under the Companies Act, rights to subscribe for new shares may not be transferred; however, we may allot stock acquisition rights to shareholders without consideration, and such rights will be transferable.

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken), which in the United States are often in the form of warrants, or bonds with stock acquisition rights that cannot be detached (shinkabu yoyakuken-tsuki shasai), which in the United States are often in the form of convertible bonds or bonds with non-detachable warrants. Except where the issuance would be on “specially favorable” conditions, the issuance of stock acquisition rights or bonds with stock acquisition rights may be authorized by a resolution of our board of directors. Upon exercise of the stock acquisition rights, the holder of such rights may acquire shares by paying the applicable exercise price or, if so determined by a resolution of our board of directors, by making a substitute payment, such as having the convertible bonds redeemed for no cash in lieu of the exercise price.

Liquidation Rights

Upon our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and preferred distributions to holders of shares of our preferred stock will be distributed among the holders of shares of our common stock in proportion to the number of shares they own.

Transfer Agent

Mitsubishi UFJ Trust and Banking is the transfer agent for our common stock. The office of Mitsubishi UFJ Trust and Banking for this purpose is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan. Mitsubishi UFJ Trust and Banking maintains our register of shareholders.

Reports to Shareholders

We furnish to our shareholders notices, in Japanese, of shareholders’ meetings, annual business reports, including our financial statements, and notices of resolutions adopted at our shareholders’ meetings.

Record Dates

As stated above, March 31 is the record date for the payment of annual dividends (if any), the determination of shareholders entitled to vote at ordinary general meetings of our shareholders, and the determination of class shareholders entitled to vote at meetings of our class shareholders if any matter to be resolved at an ordinary general meeting of our shareholders requires a resolution by our class shareholders in addition to a resolution by our shareholders. September 30 is the record date for the payment of interim dividends, if any. In addition, by a resolution of our board of directors and after giving at least two weeks’ prior public notice, we may at any time set a record date in order to determine the shareholders who are entitled to the rights pertaining to our shares.

Repurchase of Our Shares

We may repurchase our own shares:

•	through the Tokyo Stock Exchange or other stock exchanges on which our shares are listed, if authorized by a resolution of a general meeting of shareholders or our board of directors;

•	by way of a tender offer, if authorized by a resolution of a general meeting of shareholders or our board of directors;

•	from a specific party, if authorized by a special resolution of a general meeting of shareholders and we give notice thereof to shareholders prior to such general meeting, in general;

•

from all shareholders of a specific class of shares offering to sell their shares, if authorized by a resolution of a general meeting of shareholders or our board of directors and we give a public notice or notice thereof to all of the shareholders (if we repurchase any class of preferred stock, notices to all shareholders of the relevant class of preferred stock); or

•	from our subsidiaries, if authorized by a resolution of the board of directors.

When the repurchase is made by us from a specific party, as authorized by a special resolution of a general meeting of shareholders, any shareholder may make a demand to a director, five days or more prior to the relevant shareholders’ meeting, that we also repurchase the shares held by that shareholder. However, no such right will be available if the shares have a market price, and if the purchase price does not exceed the then market price calculated in a manner set forth in an ordinance of the Ministry of Justice.

Repurchase of our own shares described above must satisfy various specified requirements. In general, the same restrictions on the distributable amount as described in the seventh paragraph under “—Common Stock—Dividends.” are applicable to the repurchase of our own shares, so the total amount of the repurchase price may not exceed the distributable amount.

We may hold our own shares so repurchased without restrictions. In addition, we may cancel or dispose of our repurchased shares by a resolution of our board of directors.

American Depositary Shares

The Bank of New York Mellon will issue ADRs. Each ADR will represent ownership interests in ADSs. Each ADS represents one share of our common stock. Each ADS is held by MUFG Bank, acting as custodian, at its principal office in Tokyo, on behalf of The Bank of New York Mellon, acting as depositary. Each ADS will also represent securities, cash or other property deposited with The Bank of New York Mellon but not distributed to ADS holders. The Bank of New York Mellon’s corporate trust office is located at 240 Greenwich Street, New York, New York 10286 and its principal executive office is located at 225 Liberty Street, New York, New York 10286.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described herein. You should consult with your broker or financial institution to find out what those procedures are.

The Bank of New York Mellon will actually be the registered holder of the common stock, so you will have to rely on it to exercise your rights as a shareholder. Our obligations and the obligations of The Bank of New York Mellon are set out in a deposit agreement among us, The Bank of New York Mellon and you, as an ADS holder. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR, each attached as an exhibit to our annual report on Form 20-F.

Share Dividends and Other Distributions

The Bank of New York Mellon has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares of common stock or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The Bank of New York Mellon will convert any cash dividend or other cash distribution we pay on our common stock into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the Japanese government is needed and cannot be obtained, the deposit agreement allows The Bank of New York Mellon to distribute the Japanese yen only to those ADS holders to whom it is possible to do so. The Bank of New York Mellon will hold the Japanese yen it cannot convert for the account of the ADS holders who have not been paid. It will not invest the Japanese yen and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid under Japanese law will be deducted. The Bank of New York Mellon will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the relevant exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert the Japanese currency, you may lose some or all of the value of the distribution.

Shares. The Bank of New York Mellon may distribute new ADSs representing any shares we may distribute as a dividend or free distribution, if we furnish The Bank of New York Mellon promptly with satisfactory evidence that it is legal to do so. The Bank of New York Mellon will only distribute whole ADSs. It will sell shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it distributes cash dividends. If The Bank of New York Mellon does not distribute additional ADSs, each ADS will also represent the new shares.

Rights to receive additional shares. If we offer holders of our common stock any rights to subscribe for additional shares of common stock or any other rights, The Bank of New York Mellon may, after consultation with us, make those rights available to you. We must first instruct The Bank of New York Mellon to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or do not give these instructions, and The Bank of New York Mellon decides that it is practical to sell the rights, The Bank of New York Mellon will sell the rights and distribute the proceeds in the same way as it distributes cash dividends. The Bank of New York Mellon may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If The Bank of New York Mellon makes rights available to you, upon instruction from you it will exercise the rights and purchase the shares on your behalf. The Bank of New York Mellon will then deposit the shares and issue ADSs to you. It will only exercise the rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after the exercise of the rights. For example, you may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York Mellon may issue the ADSs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place. The Bank of New York Mellon will not offer you rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the U.S. Securities Act with respect to a distribution to you. We will have no obligation to register under the Securities Act those rights or the securities to which they relate.

Other distributions. The Bank of New York Mellon will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York Mellon has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.

The Bank of New York Mellon is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us or The Bank of New York Mellon to make them available to you.

Deposit, Withdrawal and Cancellation

The Bank of New York Mellon will issue ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will register the appropriate number of ADSs in the names you request and will deliver the ADSs at its corporate trust office to the persons you request.

In certain circumstances, subject to the provisions of the deposit agreement, The Bank of New York Mellon may issue ADSs before the deposit of the underlying shares. This is called a pre-release of ADSs. A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of the shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

•

Before or at the time of the pre-release, the person to whom the pre-release is made must represent to the depositary in writing that it or its customer, as the case may be, owns the shares to be deposited;

•	The pre-release must be fully collateralized with cash or collateral that the depositary considers appropriate; and

•	The depositary must be able to close out the pre-release on not more than five business days’ notice.

The pre-release will be subject to whatever indemnities and credit regulations that the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of a pre-release.

You may turn in your ADSs at the Corporate Trust Office of The Bank of New York Mellon’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will deliver (1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADS at the office of the custodian. Or, at your request, risk and expense, The Bank of New York Mellon will deliver the deposited securities at its Corporate Trust Office.

The ADSs may only be presented for cancellation and release of the underlying shares of common stock or other deposited securities in multiples of 100 ADSs. Holders of ADRs evidencing less than 100 ADSs are not entitled to delivery of any underlying shares or other deposited securities unless ADRs, together with other ADRs presented by the same holder at the same time, represent in the aggregate at least 100 ADSs. If any ADSs are surrendered but not cancelled pursuant to the preceding sentence, The Bank of New York Mellon will execute and deliver an ADR or ADRs evidencing the balance of ADSs not so cancelled to the person or persons surrendering the same.

Voting Rights

If you are an ADS holder on a record date fixed by The Bank of New York Mellon, you may instruct The Bank of New York Mellon to vote the shares underlying your ADSs at a meeting of our shareholders in accordance with the procedures set forth in the deposit agreement.

The Bank of New York Mellon will notify you of the upcoming meeting and arrange to deliver our voting materials to you. The notice shall contain (a) such information as is contained in such notice of meeting, (b) a statement that as of the close of business on a specified record date you will be entitled, subject to any applicable provision of Japanese law and our Articles of Incorporation, to instruct The Bank of New York Mellon as to the exercise of the voting rights, if any, pertaining to the amount of shares or other deposited securities represented by your ADSs, and (c) a brief statement as to the manner in which such instructions may be given, including an express indication that instructions may be given to The Bank of New York Mellon to give a discretionary proxy to a person designated by us. Upon your written request, received on or before the date established by The Bank of New York Mellon for such purpose, The Bank of New York Mellon shall endeavor in so far as practicable to vote or cause to be voted the amount of shares or other deposited securities represented by your ADSs in accordance with the instructions set forth in your request. So long as Japanese law provides that votes may only be cast with respect to one or more whole shares or other deposited securities, The Bank of New York Mellon will aggregate voting instructions to the extent such instructions are the same and vote such whole shares or other deposited securities in accordance with your instructions. If, after aggregation of all instructions to vote received by The Bank of New York Mellon, any portion of the aggregated instructions constitutes instructions with respect to less than a whole share or other deposited securities, The Bank of New York Mellon will not vote or cause to be voted the shares or other deposited securities to which such portion of the instructions apply. The Bank of New York Mellon will not vote or attempt to exercise the right to vote that attaches to the shares or other deposited securities, other than in accordance with the instructions of the ADS holders. If no instructions are received by The Bank of New York Mellon from you with respect to any of the deposited securities represented by your ADSs on or before the date established by The Bank of New York Mellon for such purpose, The Bank of New York Mellon shall deem you to have instructed The Bank of New York Mellon to give a discretionary proxy to a person designated by us with respect to such deposited securities and The Bank of New York Mellon shall give a discretionary proxy to a person designated by us to vote such deposited securities, provided that no such instruction shall be given with respect to any matter as to which we inform The Bank of New York Mellon (and we have agreed to provide such information as promptly as practicable in writing) that (1) we do not wish such proxy given, (2) substantial opposition exists or (3) such matter materially and adversely affects the rights of holders of shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York Mellon to vote your shares. In addition, The Bank of New York Mellon is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions as long as it has acted in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The Bank of New York Mellon may refuse to transfer your ADSs or allow you to withdraw the deposited securities underlying your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:

•	reclassify, split up or consolidate any of our shares or the deposited securities;

•	recapitalize, reorganize, merge, liquidate, consolidate or sell all or substantially all of our assets or take any similar action; or

•	distribute securities on the shares that are not distributed to you, then,

(1)	the cash, shares or other securities received by The Bank of New York Mellon will become deposited securities and each ADS will automatically represent its equal share of the new deposited securities unless additional ADSs are issued; and

(2)	The Bank of New York Mellon may, and will if we request, issue new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs, identifying the new deposited securities.

Amendment and Termination

We may agree with The Bank of New York Mellon to amend the deposit agreement and the ADSs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of ADS holders, it will only become effective three months after The Bank of New York Mellon notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended. However, no amendment will impair your right to receive the deposited securities in exchange for your ADSs.

The Bank of New York Mellon will terminate the deposit agreement if we ask it to do so, in which case it must notify you at least 30 days before termination. The Bank of New York Mellon may also terminate the deposit agreement if The Bank of New York Mellon has told us that it would like to resign and we have not appointed a new depositary bank within 60 days.

If any ADSs remain outstanding after termination, The Bank of New York Mellon will stop registering the transfers of ADSs, will stop distributing dividends to ADS holders and will not give any further notices or do anything else under the deposit agreement other than:

(1)	collect dividends and distributions on the deposited securities;

(2)	sell rights and other property offered to holders of deposited securities; and

(3)	deliver shares and other deposited securities in exchange for ADSs surrendered to The Bank of New York Mellon.

At any time after one year following termination, The Bank of New York Mellon may sell any remaining deposited securities. After that, The Bank of New York Mellon will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The Bank of New York Mellon’s only obligations will be to account for the money and other cash and with respect to indemnification and to retain depositary documents. After termination, our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York Mellon.

Limitations on Obligations and Liability to ADS Holders

The deposit agreement expressly limits our obligations and the obligations of The Bank of New York Mellon. It also limits our liability and the liability of The Bank of New York Mellon. We and The Bank of New York Mellon:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law, any provision of our Articles of Incorporation or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either exercises or fails to exercise discretion permitted under the deposit agreement;

•

have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party unless indemnified to their satisfaction; and

•

may rely upon any advice of or information from legal counsel, accountants, any person depositing shares, any ADS holder or any other person believed in good faith to be competent to give them that advice or information.

In the deposit agreement, we and The Bank of New York Mellon agree to indemnify each other for liabilities arising out of acts performed or omitted by the other party in accordance with the deposit agreement.

Requirements for Depositary Actions

Before The Bank of New York Mellon will issue or register transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, it may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Bank of New York Mellon may refuse to deliver, transfer, or register transfers of ADSs generally when its transfer books are closed, when our transfer books are closed or at any time if it or we think it advisable to do so.

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (1) The Bank of New York Mellon has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on the shares;

•	when you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Reports and Other Communications

The Bank of New York Mellon will make available for your inspection at its corporate trust office any reports and communications, including any proxy soliciting material, that it receives from us, if those reports and communications are both (a) received by The Bank of New York Mellon as the holder of the deposited securities and (b) made generally available by us to the holders of the deposited securities. If we ask it to, The Bank of New York Mellon will also send you copies of those reports it receives from us.

Inspection of Transfer Books

The Bank of New York Mellon will keep books for the registration and transfer of ADSs, which will be open for your inspection at all reasonable times. You will only have the right to inspect those books if the inspection is for the purpose of communicating with other owners of ADSs in connection with our business or a matter related to the deposit agreement or the ADSs.

Preferred Stock

The following is a summary of information concerning the shares of our preferred stock, including brief summaries of the relevant provisions of our Articles of Incorporation, the share handling regulations and the Companies Act as currently in effect. The detailed rights of our preferred stock are set out in our Articles of Incorporation and the resolutions of our board of directors relating to the issuance of the relevant stock.

General

We are authorized under our Articles of Incorporation to issue four classes of preferred stock totaling 800,000,000 shares of preferred stock, including 400,000,000 shares of each of the second to fourth series of class 5 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the three series of class 5 preferred stock does not exceed 400,000,000 shares), 200,000,000 shares of each of the first to fourth series of class 6 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 6 preferred stock does not exceed 200,000,000 shares), and 200,000,000 shares of each of the first to fourth series of class 7 preferred stock (provided the aggregate number of shares authorized to be issued with respect to the four series of class 7 preferred stock does not exceed 200,000,000 shares).

Our preferred stock has equal preference over our shares of common stock with respect to dividend entitlements and distribution of assets upon our liquidation. However, holders of shares of our preferred stock are not entitled to vote at general meetings of shareholders, subject to the exceptions provided under our Articles of Incorporation.

We may acquire shares of second to fourth series of class 5 and first to fourth series of class 6 preferred stock at our discretion pursuant to the terms and conditions provided by our Articles of Incorporation and the resolution of our board of directors. The provisions for acquisition of shares of second to fourth series of class 5 and first to fourth series of class 6 preferred stock will be determined by the board of directors at the time of issuance of such preferred stock. When issued, any holder of shares of first to fourth series of class 6 preferred stock or first to fourth series of class 7 preferred stock may request acquisition of shares of such preferred stock in exchange for shares of our common stock during the period determined by resolution of the board of directors adopted at the time of issuance of such shares of preferred stock. Any shares of first to fourth series of class 6 preferred stock or first to fourth series of class 7 preferred stock for which no request for acquisition in exchange for shares of our common stock is made during such period will be mandatorily acquired on the day immediately following the last day of such period (the “Mandatory Acquisition Date”) in the number obtained by dividing an amount equivalent to the subscription price per each relevant share of preferred stock by the average daily closing price of our common stock as reported by the Tokyo Stock Exchange for the 30 trading days commencing on the 45th trading day prior to the Mandatory Acquisition Date.

Additionally, in order to enable the relevant preferred stock to meet the criteria for Additional Tier 1 capital under Basel III requirements as adopted by the Financial Services Agency of Japan, the terms of the second to fourth series of class 5 as well as all the series of class 6 and class 7 preferred stock have mandatory acquisition provisions. When newly issuing these preferred stock, the board of directors will determine events that will require us to acquire the relevant preferred stock pursuant to the capital adequacy requirements applicable to us. Upon the occurrence of such events, we will acquire all the relevant preferred stock on an acquisition date, which is a date determined by the board of directors either at the time of the issuance or after the occurrence of such event. We shall acquire the relevant preferred stock in exchange for common stock or for no consideration as determined by the board of directors at the time of the issuance, considering certain factors including the market conditions. The formula to be used in exchanging the preferred stock for common stock will also be determined by the board of directors at the time of the issuance.

Preferred Dividends

In priority to the payment of dividends to holders of our common stock, the amount of preferred dividends payable each fiscal year for each class of our preferred stock is set forth below:

•	second to fourth series of class 5 preferred stock: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥250.00 per share;

•	first to fourth series of class 6 preferred stock: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥125.00 per share; and

•	first to fourth series of class 7 preferred stock: to be set by resolution of our board of directors at the time of issuance, up to a maximum of ¥125.00 per share.

In the event that our board of directors decides to pay an interim dividend to holders of record of our common stock as of September 30 of any year, we will, in priority to the payment of that interim dividend, pay a preferred interim dividend in the amount specified in our Articles of Incorporation to holders of record of our preferred stock as of September 30 of the same year. The amount of any preferred interim dividend will be deducted from the preferred dividend payable on the relevant class of our preferred stock for the same fiscal year.

No preferred dividend will be paid on any of our preferred stock converted into our common stock for the period from the date following the record date for the preferred dividend or preferred interim dividend last preceding the relevant conversion date to the relevant conversion date, but the common stock issued upon conversion will be entitled to receive any dividend payable to holders of record of common stock upon the next succeeding record date for common stock dividends.

No payment of dividends on our preferred stock or any other shares can be made unless we have a sufficient distributable amount and a resolution to distribute such distributable amount is obtained at the relevant ordinary general meeting of shareholders, in the case of annual preferred dividends, or at the board of directors, in the case of preferred interim dividends.

Dividends on our preferred stock are non-cumulative. If the full amount of any dividend is not declared on our preferred stock in respect of any fiscal year, holders of our preferred stock do not have any right to receive dividends in respect of the deficiency in any subsequent fiscal year, and we will have no obligation to pay the deficiency or to pay any interest regardless of whether or not dividends are paid in respect of any subsequent fiscal year. The holders of our preferred stock are not entitled to any further dividends or other participation in or distribution of our profits.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, record holders of our preferred stock are entitled, equally in rank as among themselves, to receive before any distribution out of our residual assets is made to holders of our common stock, a distribution out of our residual assets of:

•	¥2,500 per share of second to fourth series of class 5 preferred stock;

•	¥2,500 per share of first to fourth series of class 6 preferred stock; and

•	¥2,500 per share of first to fourth series of class 7 preferred stock.

The holders of our preferred stock are not entitled to any further dividends or other participation in or distribution of our residual assets upon our liquidation.

Voting Rights

No holder of our preferred stock has the right to receive notice of, or to vote at, a general meeting of shareholders, except as otherwise specifically provided under our Articles of Incorporation or other applicable law. Under our Articles of Incorporation, holders of our preferred stock will be entitled to receive notice of, and have one voting right per unit of preferred stock at, our general meetings of shareholders:

•	from the commencement of our ordinary general meeting of shareholders if an agenda for approval to declare a preferred dividend is not submitted to such meeting; or

•	from the close of any ordinary general meeting of shareholders if a proposed resolution to declare a preferred dividend is not approved at such meeting.

In each case, holders of our preferred stock will be entitled to receive notice of and vote at the relevant general meetings of shareholders unless and until such time as a resolution of an ordinary general meeting of shareholders declaring a preferred dividend is passed.